February 2, 2009

VIA EDGAR

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C.  20549

Re:	LCA-Vision, Inc.
Preliminary Proxy Statement on Schedule 14A filed January 23, 2009
Filed by LCA-Vision, Inc.
File No. 000-27610

Dear Ms. Kim:

On behalf of LCA-Vision Inc. (the “Company”), we are responding to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 30, 2009 related to the above-referenced Schedule 14A (the “Consent Revocation Statement” or the “Schedule 14A”).

The numbered paragraphs and headings below correspond to the headings set forth in the comment letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meanings given to such terms in the Consent Revocation Statement.  The Company filed Amendment No. 1 to the Consent Revocation Statement today, with changes precisely marked as required.

Schedule 14A General

1.
We note that in the letter to stockholders and on page 6, you state that the Joffe Group is not providing a control premium. Please remove the implication that the Joffe Group is legally obligated to pay a control premium in connection with their consent solicitation.

We have revised the language on pages 1 and 7 to delete the references to a control premium.

2.
In addition to Stephen N. Joffe, Craig P.R. Joffe and Alan H. Buckey, please revise throughout your document to include the names of Jason T. Mogel, Robert Probst, Edward J. VonderBrink, Robert H. Weisman and the LCA-Vision Full Value Committee as soliciting stockholder consents.

We have revised the language on page 2 to respond to the Staff’s comment.

3.	Please revise to update the disclosure with the record date or describe how the record date will be determined and how security holders will be notified of the record date.

We have revised the language on pages 3 and 20 to describe how the record date has been determined  and to disclose that the record date has been set as February 6, 2009.

4.
Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, provide support for or delete the following statements:

•	"As a result, the Company's estimated market share declined 40% from 6.5% in the first quarter of 2001 to 3.9% in fourth quarter of 2001," on page 13;

•	“The Joffe Group is also asking that you fill the vacancies created by such removals with individuals handpicked by the Joffe Group," on page 2;

•	"You can reject the Joffe Group's efforts to hijack the Company," on page 2; and

•
"Your Board has been advised that members of the Joffe Group have threatened to terminate surgeons and Company employees who do not support their takeover bid if their consent solicitation is successful."

We have revised the language on the second and third points to respond to your comment.  We have revised the first statement to remove “as a result.”  We will provide the Staff supplemental information supporting the remainder of the first statement.  The fourth statement has been revised.  We will also provide the Staff supplementally an affidavit of the Company’s CEO supporting the fourth statement as revised.  We also reviewed and revised the balance of the Schedule 14A in response to the Staff’s comment.

5.	In an appropriate location, please briefly describe the stockholders' rights plan and the adverse person provision.

A brief description of the material provisions of the plan has been provided on page 30.

6.
Please clarify that Item 7(a) of Schedule 14A does not apply to any director, officer, associate, affiliate or 5% beneficial owner of the company, or provide the required disclosure in an appropriate location.

We have been advised that the Company and the Board believe that Item 7(a) of Schedule 14A does not apply to any director, officer, associate, affiliate or 5% beneficial owner of the Company.

Reasons to Reject the Joffe Group’s Consent Solicitation Proposals, page 6

Your Board and Management Have a Thoughtful Plan for the Company ... page 8

7.
Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

•	“The Company believes that with a phased approach, there is a potential amnial revenue increase of $30.0 million by instituting Intra Ocular Lens (IOL) replacement alone," on page 10; and

•	“Your statement on page 11 that the company is currently a "market leader in laser vision correction."

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized, Please note that the above list is not intended to be exhaustive.

We have revised the statement on page 11 regarding the Company’s belief as to its market position.  In addition, the Company is submitting supplemental materials to the Staff under separate cover to support the statements cited by the Staff and additional statements in the Consent Revocation Statement.

When will the consents become effective, page 19

8.
The duration of the consent validity remains unclear since the method for determining the 60 day period is dependent on the receipt of the earliest-dated consent. Please disclose how security holders will be able to determine when the first consent will be deemed to be received by the Company.

The Staff is correct that the 60-day period begins on the date of the earliest dated consent delivered to the Company.  Accordingly, the Company has no control over this.  Rather, the Joffe Group will control this because they will control when their consents are delivered to the Company.  The Company respectfully requests that the Staff direct this question to the Joffe Group as well and ask them to clarify their intent in this respect in their consent solicitation materials.

In response to the Staff’s comment, the language on page 19 has been clarified as to how the 60-day period is initiated and to indicate the Company’s intent to communicate this information to the stockholders when and if executed consents are delivered to the Company.

The Consent Procedures page 21

9.	Please revise to describe the treatment and effect of abstentions and broker non-votes. Refer to Item 21(b) of Schedule 14A.

We have revised the language on page 21 to disclose the effect of abstentions and broker no votes.

Current Directors of LCA-Vision, Inc., page 23

10.	Please list the “various leadership capacities" in which Steven C. Straus worked at MSO Medical from December 2003 through October 2006.

We have revised the language on page 24 to respond to the Staff’s comment.

Consent Revocation Card

11.	Please disclose the length of time that the revocations will remain valid and how security holders will know the deadline(s) by which their revocation will be deemed valid.

As discussed above, the Company is unable at this time to determine the length of time the revocations will remain valid, as this is largely in control of the Joffe Group.  Although the Company intends to disclose by press release when consents are received and the dates thereon, the Company believes  and respectfully submits that including all of this discussion on the proxy card will be confusing to stockholders.

***********************************************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 357-9670 with any questions you may have.

Sincerely,

/s/ Gerald S. Greenberg
Gerald S. Greenberg

cc:	Laura Crotty
Steven C. Straus
Christopher J. Hewitt, Esq.